Mail Stop 4561

May 7, 2008

Ms. Pamela C. Piarowski
Chief Financial Officer
Harris Preferred Capital Corporation
111 West Monroe Street
Chicago, IL 60603

>   **Re: Harris Preferred Capital Corporation**
>   **Form 10-K for fiscal year ended December 31, 2007**
>   **Filed March 31, 2008**
>   **File No. 001-13805**

Dear Ms. Piarowski:

We have reviewed your filing and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Harris Preferred Capital Corporation

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 18

1.   In future filings you should quantify the interest rate risks using one of the three
        alternatives specified in Item 305 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

4. Securities

2.   Please tell us and disclose in future filings your reclassification adjustment and
        unrealized holding gains (losses) for the periods presented. You appear to present
        the net amounts of other comprehensive income on the Consolidated Statements
        of Income and Comprehensive Income and accumulated other comprehensive loss
        on the Consolidated Balance Sheets, respectively. However, the gross change
        does not appear to be disclosed in the notes to your financial statements. Refer to
        paragraphs 19 and 20 of SFAS 130.

3.   Please tell us the business reason for purchasing securities from the parent bank
        with the agreements to resell.

Item 15. Exhibits, Financial Statement Schedules

Exhibit 31.1

4.   We note that Certification signed by your Chief Financial Officer, Pamela C.
        Piarowski, is dated March 31, 2007. Please amend your filing to provide the
        current certification as required under Exchange Act Rules 13a-14(a) and 15d-
        14(a).

5.   We note that you have made certain modifications to the exact form of the
        required certifications, including replacing the term registrant with your
        company's name and deletion of the language "(the registrant's fourth fiscal
        quarter in the case of an annual report)" in paragraph 4.d). Please discontinue the
        use of these and other modifications in future filings as certifications required
        under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set
        forth in Item 601(b)(31)(i) of Regulation S-K.

* * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3498 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant